Filed by Kinder Morgan Management, LLC pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934.

Subject Company: Kinder Morgan Management, LLC
Commission File No.: 001-16459

Commission File No. for Registration Statement on Form S-4
filed by Kinder Morgan, Inc.: 333-198411

The following was published in Kinder Morgan’s employee newsletter.

The Bolt - November 2014

Message from Rich Kinder

It seems like I say this every November, but it’s hard to believe that another year is almost behind us.  All of the Kinder Morgan companies reported good earnings in the third quarter and we remain on track to meet or exceed our 2014 annual budget targets at each entity.  Operationally we continued to perform well, with EHS execution better than the industry averages in 34 of 36 measures.

In lieu of our pending merger transactions, which are expected to make us one publicly traded company in late November, let’s focus on Kinder Morgan, Inc., which already consolidates the financials of all of the Kinder Morgan companies.  KMI had a good third quarter, reflecting continued strong performance at Kinder Morgan Energy Partners and at El Paso Pipeline Partners.  We anticipate KMI will slightly exceed its published annual budget of $1.78 billion in cash available to pay dividends for 2014.  We believe the future is very bright, as we have increased our project backlog of expansion and joint venture investments at KMI to $17.9 billion from $17 billion since the second quarter earnings release in July.  This takes into account $1.1 billion in projects that were placed into service in the third quarter and thus removed from the backlog.  Projects in the backlog have a high certainty of completion and will drive future growth at the company across all of our business segments.

As you know, we announced in August that KMI will acquire all of the publicly held shares/units of KMP, KMR and EPB.  We believe merging the companies benefits our employees, shareholders and unitholders, simplifies the Kinder Morgan story by transitioning to one security and paves the way for superior growth at KMI for years to come.  KMI projects a dividend of $2.00 per share for 2015, a 16 percent increase over the budgeted 2014 KMI dividend target of $1.72 per share, and the company expects to grow the dividend by 10 percent each year from 2015 through 2020 while producing excess dividend coverage of over $2 billion.

Nov. 20, 2014, is set as the special meeting date for shareholders and unitholders of KMI, KMP, KMR and EPB to vote on the transactions by which all of the Kinder Morgan assets will be consolidated under one public company.  Your vote is crucial — your failure to vote will have the same effect as a vote against the transaction.  For unitholders and shareholders of record at the close of business on Oct. 20, we encourage you to vote your units and/or shares as soon as you have reviewed the applicable proxy statement or proxy statement/prospectus.  We anticipate the transaction will close by Thanksgiving.  You can find more information related to the transaction (including video and audio discussions of the transaction by me) on KMONLINE and www.kindermorgan.com.

I also would like to congratulate our Chief Financial Officer Kim Dang for being named to the Office of the Chairman.  Her considerable talent and experience bode well for continuing our success at Kinder Morgan.  Kim joins President and Chief Operating Officer Steve Kean and me as members of the Office of the Chairman.

As always, thanks for all that you do to make Kinder Morgan a great company.  Have a great and safe Thanksgiving, and don’t forget to vote on the merger transactions!

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Three easy ways to vote:

1)             Vote by Telephone:  Please call the toll-free number listed on your proxy card or voting instructions form and follow the instructions provided.

2)             Vote by Internet:  Please access the web site listed on your proxy card or voting instructions and follow the instructions provided.

3)             Vote by Mail:  Sign, date, mark and return the proxy card or voting instruction form in the postage-paid envelope provided.

Vote Your Units/Shares Today!

If you need additional assistance, please contact Kinder Morgan’s proxy solicitor:

D.F. King & Co., Inc.

Toll-free: (800) 330-5136

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IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed acquisition by Kinder Morgan, Inc. (“KMI”) of each of Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”) (collectively, the “Proposed Transactions”). KMI has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (“Registration Statement”), which contains a proxy statement for KMI and a proxy statement / prospectus for each of KMP, KMR and EPB.  The Registration Statement was declared effective by the SEC on October 22, 2014. Each of KMI, KMP, KMR and EPB mailed to their respective security holders, as applicable, a proxy statement or proxy statement / prospectus in connection with the Proposed Transactions on or about October 22, 2014. The Registration Statement, the KMI proxy statement and each proxy statement / prospectus contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY, AS APPLICABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT FOR KMI, THE PROXY STATEMENT / PROSPECTUS FOR EACH OF KMP, KMR AND EPB AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE APPLICABLE PROXY STATEMENT / PROSPECTUS.

Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement / prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713) 369-9490 or by email at km_ir@kindermorgan.com.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013, and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC. Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the Proposed Transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the Proposed Transactions, the expected benefit of the Proposed Transactions, future financial and operating results, future opportunities for the combined company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the Proposed Transactions; the ability to obtain requisite regulatory and shareholder or unitholder approval and the satisfaction of the other conditions to the consummation of the Proposed Transactions; the ability to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the Proposed Transactions on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; the effects of environmental, legal, regulatory or other uncertainties; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; possible changes in credit ratings; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism (including cyber attacks) or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013, and other subsequent filings with the SEC.  KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law.